August 5, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Dreyfus A Bonds Plus, Inc.
           1933 Act File No.: 2-55614
           1940 Act File No. 811-2625

Dear Sir or Madam:

Pursuant to Rule 497(j) under the Securities Act of 1933, this is to certify that the form of
Prospectus and Statement of Additional Information that would have been filed under paragraph
(b) or (c) of this section does not differ from that contained in the most recent amendment, Post
Effective Amendment No. 43 to the Registration Statement, electronically filed with the
Securities and Exchange Commission on July 26, 2005.

Very truly yours,

/s/ Ashanti M. Hollingsworth
Ashanti M. Hollingsworth
Paralegal